July 26, 2019

Stephen Randall
Chief Financial Officer
Titan Medical Inc.
170 University Avenue
Suite 1000
Toronto, Ontario, Canada
M5H 3B3

       Re: Titan Medical Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-3 Submitted July 25, 2019
           CIK No. 0000840551

Dear Mr. Randall:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 3, 2019 letter.

Draft Registration Statement on Form F-3 submitted July 11, 2019

Documents Incorporated by Reference, page 9

1. As requested by prior comment 3, please review your references carefully and revise as necessary:
         Refer to paragraph (d). It appears that your Unaudited Condensed Interim Financial
          Statements for the three-month period ended March 31, 2019 are included as Exhibit
          99.2 to the Form 6-K filed on May 15, 2019.
         Refer to paragraph (e). It appears that your Management Discussion and Analysis for
 Stephen Randall
Titan Medical Inc.
July 26, 2019
Page 2
          the three-month period ended March 31, 2019 is included as Exhibit
99.3 to the Form
          6-K filed on May 15, 2019.
          Refer to paragraph (f). It appears that the management information circular was included as Exhibit 99.6 to the Form 6-K filed on May 31, 2019.
Exhibit 5.1, page 29

2. Please file an opinion of counsel that also opines that the warrants and the units will be binding obligations of the company in accordance with Section II.B.l.f and h of Staff
      Legal Bulletin No. 19.
        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Amanda Ravitz,
Assistant Director, at (202) 551-3412 with any other questions.



                                                             Sincerely,
FirstName LastNameStephen Randall
                                                             Division of
Corporation Finance
Comapany NameTitan Medical Inc.
                                                             Office of
Electronics and Machinery
July 26, 2019 Page 2
cc:       James Guttman, Esq.
FirstName LastName